News Release	TSX, AMEX Symbol: NG

NovaGold Reports First Results of 80,000 Meter Drill Campaign at Donlin Creek

September 26, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) today announced that drilling on the Donlin Creek project continues to demonstrate excellent results, further confirming Donlin Creek’s world-class potential. To date Barrick Gold Corporation (TSX: ABX, NYSE: ABX), manager of the Donlin Creek project, has provided drilling results for only the first 74 of 171 completed core holes drilled on the property since February 2006. NovaGold hopes to receive results from the remaining holes as quickly as possible, so that shareholders and the market can determine Donlin Creek’s true value. The majority of holes are infill drilling, for the purpose of converting Inferred Resources to Measured and Indicated Resources.

Highlights

  Initial highlights from the infill drilling include(1)(2):
  - DC06-1114 with 3 mineralized intervals totaling 117 meters grading 4.10 g/t gold
  - DC06-1115 with 7 mineralized intervals totaling 104 meters grading 5.01 g/t gold
  - DC06-1144 with 10 mineralized intervals totaling 194 meters grading 3.64 g/t gold
  - DC06-1194 with 7 mineralized intervals totaling 111 meters grading 3.62 g/t gold
  - DC06-1243 with 7 mineralized intervals totaling 136 meters grading 3.95 g/t gold
  - DC06-1245 with 8 mineralized intervals totaling 168 meters grading 3.55 g/t gold
  - DC06-1259 with 6 mineralized intervals totaling 87 meters grading 4.58 g/t gold
  (1) Composites constructed from assays at a 1.0 g/t gold cut-off grade and a maximum of 4 meters of internal dilution.
  (2)   True widths have not been determined from the above intercepts, but are believed to be representative of actual drill thicknesses.
  Drilling outside the current resource pit has intercepted new mineralization, extending the Acma zone to the east. Drill hole DC06-1144, which starts within the edge of the resource pit, cut 194 meters grading 3.64 g/t gold, including six intervals beyond the current resource pit model totaling 115 meters grading 3.62 g/t gold and bottoming in mineralization grading 8.2 g/t gold.
  The Donlin Creek Joint Venture (NovaGold 70% and Barrick 30%) approved an 80,000 meter (256,000 feet) drill program for 2006, including infill drilling targeting conversion of Inferred Resources to Measured and Indicated Resources, exploration expansion drilling, geotechnical drilling and carbonate resource drilling. Through mid-September just over 56,500 meters (185,300 feet) of drilling has been completed. Barrick reports that as of September 10th approximately 11,000 meters of completed infill core drilling and 1,000 meters of geotechnical drilling have yet to be logged or sampled.

Donlin Creek 2006 Initial Drill Results

Assay results recently provided by Barrick for 73 of 171 completed drill holes show excellent results. Over 53,000 meters (173,800 feet) of infill drilling are targeted for the conversion of Inferred Resources to Measured and Indicated Resources under the current 2006 budget. Placer Dome’s 2005 conversion program converted more than 80% of targeted Inferred Resources to Measured & Indicated Resources.

Click this link to view all drill results made available to NovaGold to date:
http://www.novagold.net/i/pdf/AppendixDonlinDrillResults.pdf

Though Barrick has completed very limited drilling outside the current resource pit, important new mineralization has been encountered that extends the Acma zone to the east, which hosts roughly half of the overall Donlin resource. Drill hole DC06-1144, which starts within the resource pit model in the East Acma area, intersected 194 meters grading 3.64 grams per tonne (“g/t”) gold including six intervals beyond the resource pit totaling 115 meters grading 3.62 g/t gold. The latter zone outside of the resource pit represents a significant potential expansion of the current resource. The hole ended in high-grade mineralization grading 8.2 g/t gold. NovaGold believes this intercept at East Acma may represent an important gold-controlling structural/intrusive intersection. The Acma deposit occurs at a similar structural/intrusive intersection. NovaGold is not aware of any plan by Barrick to follow up on the potentially material impact of this hole.

The 2006 drill program and sampling protocol are managed by Barrick. All drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Barrick. Stan Dodd, P.Geo. and Senior Project Geologist for NovaGold, and Kevin Francis, P.Geo. and Resource Manager for NovaGold, are Qualified Persons as defined by National Instrument 43-101 (“NI 43-101”) and have reviewed the results of the 2006 drill program disclosed by NovaGold and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards.

Donlin Creek Resource Estimate

NovaGold recently reported a re-tabulated resource estimate for the Donlin Creek project (see August 24, August 31 and September 25, 2006 news releases for details) based on drilling completed through 2005 by NovaGold and Placer Dome U.S. Inc. (“Placer Dome”), and using a 0.76 g/t gold cut-off grade constrained within a US$500/oz gold conceptual pit model.

Donlin Creek Mineral Resources @ 0.76 g/t Au Cut-off

Resource Category	Tonnes	Grade Au	Contained Au
	(M t)	(g/t)	(M oz)
Measured Mineral Resource	20	2.56	1.6
Indicated Mineral Resource	196	2.39	15.0
Measured + Indicated Mineral Resources	215	2.40	16.6
Inferred Mineral Resource(1)	227	2.34	17.1

(1) Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. See “Cautionary Note Regarding Resource Estimates”. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability of the Inferred Mineral Resources worthy of public disclosure, except in the case of the Preliminary Economic Assessment. Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study. It should be noted that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This Preliminary Economic Assessment is preliminary in nature, and there is no certainty that the conclusions reached in this study will be realized.

The 0.76 g/t gold cut-off grade is based on an assumed 60,000 tonnes-per-day mill processing rate and a gold price of US$500/oz. The estimate is based on a 3-D geologic and mineralization model that integrates 222,000 meters (728,000 feet) of drilling completed by Placer Dome and NovaGold through the end of 2005. The resource update did not include any of the new information from the 80,000-meter drill program currently underway on the project and reported in this press release.

The drill programs and sampling protocol used in the estimate were managed by Placer Dome. All drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Placer Dome. Kevin Francis, NovaGold’s Qualified Person, has validated the resource estimate and re-tabulation and confirmed that all procedures, protocols and methodology used in the estimate conform to industry standards. An updated NI 43-101 compliant technical report for the resource estimate was filed on SEDAR on September 25, 2006 as part of a Preliminary Economic Assessment completed by SRK Consulting (US), Inc.

Donlin Creek Independent Preliminary Economic Assessment Completed

To provide meaningful and up-to-date information on the Donlin Creek project, NovaGold engaged SRK Consulting to complete an independent Preliminary Economic Assessment that provides current estimates of capital and operating costs for an open-pit mine at Donlin Creek at a production rate of 60,000 tonnes per day. As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over 1 million ounces of gold per year, making it a true world-class asset.

The SRK study shows that Donlin Creek has the potential to produce 1.885 million ounces of gold per year over the first 7 years of the mine at an average cash cost of US$223/oz, and produce an average of 1.4 million ounces of gold per year over the 22-year life of the project. The study further showed that the project will generate an average annual after-tax cash flow of approximately US$482 million for the first 7 years using a long-term gold price of US$500/oz, resulting in rapid payback of all mine capital in less than 5 years. A summary of the study was reported in NovaGold's press release on September 25, 2006. The study, entitled "Preliminary Assessment - Donlin Creek Gold Project" was completed under the direction of Gordon Doerksen, P.E., an independent Qualified Person as defined by NI 43-101, and was filed on SEDAR (www.sedar.com) on September 25th. The study contains a summary description of the geology, mineral occurrences, mineralization, rock types and geological controls of the deposit.

The Donlin Creek Project

NovaGold owns a 70% interest in the Donlin Creek deposit in a joint venture with Barrick (30%). The deposit, located in southwestern Alaska, is one of the largest undeveloped gold resources in the world. Under the terms of a back-in arrangement, Barrick has an option to earn an additional 40% interest (bringing its total to a 70% interest) in the joint venture by expending a minimum of US$32 million on the property, completing a bankable feasibility study and making a board decision by November 2007 to construct a mine with an anticipated production rate of not less than 600,000 ounces of gold or gold equivalent per year for the first five years of production. A bankable feasibility study is a comprehensive analysis and assessment of a project’s economics that would be used by NovaGold to obtain project financing.

NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the Agreement to obtain an additional 40% interest in the Donlin Creek project. NovaGold has filed a lawsuit against Barrick in United States District Court for the District of Alaska seeking, among other remedies, a declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek, and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold expects to be appointed as manager of the project in place of Barrick.

Galore Creek Resources and Upcoming Drill Results

In the discussion of valuation metrics in NovaGold’s September 25, 2006 news release, it was noted that the Barrick take-over offer excludes any value for NovaGold’s 8.5 billion pounds of Measured and Indicated copper resource or any value for the additional Inferred Resource of 3.4 billion pounds of copper and 4.3 million ounces of gold located at NovaGold’s Galore Creek project. The resource estimates at Galore Creek were recently updated based on 63,000 meters of drilling completed on the project prior to this season’s drilling.

Galore Creek Mineral Resources @ 0.25% CuEq Au Cut-off

Resource Category	Tonnes	Grade Au	Contained Au	Grade Cu	Contained Cu
	(M t)	(g/t)	(M ozs)	(%)	(B lbs)
Measured Resource	263.6	0.35	3.0	0.62	3.6
Indicated Resource	485.3	0.28	4.4	0.46	4.9
Measured + Indicated Resources	748.9	0.30	7.4	0.52	8.5
Inferred Resource(1)(2)	464.9	0.33	4.3	0.36	3.4

(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note Regarding Resource Estimates”.
(2) Includes NovaGold’s 80% ownership of Copper Canyon, at a 0.35 CuEq cut-off grade. Copper-equivalent calculations use metals prices of US$450/oz for gold, US$7/oz for silver and US$1.25/lb for copper. Copper-equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork completed by Hatch Ltd. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades of 28%, or 26% for the Southwest Zone. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery. A technical report for Copper Canyon entitled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005 was filed on SEDAR in February 2005.

The resource estimate and technical report for the project, entitled “Updated 2005 Galore Creek Mineral Resources, Northwestern British Columbia”, was filed on SEDAR on September 12, 2006 and was completed under the oversight of Mike Lechner, RPG, of Resource Modeling Inc., who is an independent Qualified Person as defined by NI 43-101.

NovaGold is nearing completion of its 2006 expansion drilling program at Galore Creek. Additional results from this 35,000 meter program are expected over the coming weeks. Drilling to date has shown significant potential to expand the open pit resource, and an updated resource estimate based on this season’s drilling will be completed in the fourth quarter of 2006, along with the Galore Creek Feasibility Study.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world's largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About Barrick’s Unsolicited Take-Over Bid for NovaGold

On August 14, 2006 NovaGold filed its Directors' Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (NYSE, TSX: ABX). The Circular describes the reasons for the Board's recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors' Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors' Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, possible increases in reported resources, production timing and cost estimates, future plans, actions, objectives and achievements of NovaGold or Barrick, are forward-looking statements. Resource estimates also are forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties relating to availability and timing of permits and the need for cooperation of government agencies and native groups in the exploration and development of properties; uncertainties involved in litigation with Barrick involving the Donlin Creek project; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto, and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Regarding Resource Estimates

This press release uses the term “resources” and NovaGold’s Directors’ Circular uses the terms “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. Unless otherwise indicated, resource calculations reflect NovaGold’s interest in the Donlin Creek project at 70%.

# # #

Contacts

Investors:	Media:

Greg Johnson	John Lute / Peter Aterman
Vice President, Corporate Communications and	Lute and Company
Strategic Development	(416) 929-5883
(604) 669-6227 or 1-866-669-6227
Matt Sherman / Jamie Moser
Don MacDonald, CA	Joele Frank, Wilkinson Brimmer Katcher
Senior Vice President & CFO	(212) 355-4449
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833

DC06-1229
DC06-1230
DC06-1231
DC06-1290
DC06-1240
DC06-1228
DC06-1233
DC06-1234
DC06-1227
DC06-1232
DC06-1225
DC06-1136
DC06-1135
DC06-1134
DC06-1237
DC06-1239
DC06-1235
DC06-1137
DC06-1236
DC06-1238
DC06-1256
DC06-1258
DC06-1262
DC06-1261
DC06-1259
DC06-1257
DC06-1263
DC06-1192
DC06-1194
DC06-1139
DC06-1140
DC06-1138
DC06-1141
DC06-1197
DC06-1196
DC06-1127
DC06-1247
DC06-1241
DC06-1242
DC06-1243
DC06-1245
DC06-1248
DC06-1252
DC06-1250
DC06-1251
DC06-1124
DGT06-1158
DC06-1123
DC06-1120
DC06-1114
DC06-1222
DC06-1145
DC06-1146
DC06-1147
DC06-1144
DC06-1148
DC06-1121
DC06-1115
DC06-1118
DC06-1223
6879000mN
6878000mN
540000mE
541000mE
542000mE
American Creek
LEGEND
2006 DDH
pre2006 DDH
NovaGold Resources Inc.
Donlin Creek Project
0
200
meters
N

Donlin Creek Drill Hole Results as at September 26, 2006

Hole ID	Area	From (m)	To (m)	Width (m) *	Au (g/t)
DC06-1114	Acma	178.00	218.19	40.19	4.14
DC06-1114	Acma	234.00	304.68	70.68	4.10
DC06-1114	Acma	310.28	316.51	6.23	3.79
DC06-1114	Acma		Total	117.10	4.10
DC06-1115	Acma	194.00	198.00	4.00	1.37
DC06-1115	Acma	232.00	242.00	10.00	4.58
DC06-1115	Acma	248.00	252.98	4.98	19.37¹
DC06-1115	Acma	261.00	280.29	19.29	5.64
DC06-1115	Acma	286.00	304.00	18.00	2.19
DC06-1115	Acma	310.00	332.94	22.94	3.49
DC06-1115	Acma	343.05	368.00	24.95	5.87
DC06-1115	Acma		Total	104.16	5.01
DC06-1116	Acma	166.00	185.41	19.41	4.68
DC06-1116	Acma	194.00	232.23	38.23	5.51¹
DC06-1116	Acma	253.49	270.00	16.51	3.58
DC06-1116	Acma	280.30	288.00	7.70	1.29
DC06-1116	Acma		Total	81.85	4.53
DC06-1117	Acma	153.00	161.00	8.00	2.31
DC06-1117	Acma	194.00	198.00	4.00	2.99
DC06-1117	Acma		Total	12.00	2.53
DC06-1118	Acma	258.00	261.00	3.00	12.45
DC06-1118	Acma		Total	3.00	12.45
DC06-1119	Acma	154.20	171.00	16.80	2.89
DC06-1119	Acma	189.00	192.75	3.75	2.32
DC06-1119	Acma	201.00	240.00	39.00	2.69
DC06-1119	Acma	246.00	252.00	6.00	1.68
DC06-1119	Acma		Total	65.55	2.62
DC06-1120	W. Acma	145.00	160.00	15.00	2.48
DC06-1120	W. Acma	175.00	205.00	30.00	1.11
DC06-1120	W. Acma	235.50	271.46	35.96	2.89
DC06-1120	W. Acma		Total	80.96	2.15
DC06-1121	W. Acma	225.00	237.00	12.00	1.25
DC06-1121	W. Acma		Total	12.00	1.25
DC06-1122	W. Acma	162.00	166.00	4.00	2.34
DC06-1122	W. Acma	172.00	212.00	40.00	2.98
DC06-1122	W. Acma	222.24	264.00	41.76	3.08
DC06-1122	W. Acma		Total	85.76	3.00
DC06-1123	W. Acma	267.00	271.88	4.88	5.75
DC06-1123	W. Acma	283.00	287.00	4.00	4.39
DC06-1123	W. Acma		Total	8.88	5.14
DC06-1124	W. Acma	198.00	205.74	7.74	1.57
DC06-1124	W. Acma	223.00	231.00	8.00	1.60
DC06-1124	W. Acma	279.00	299.00	20.00	2.34
DC06-1124	W. Acma	313.03	343.00	29.97	1.62
DC06-1124	W. Acma		Total	65.71	1.83
DC06-1125	W. Acma	161.31	167.00	5.69	4.50
DC06-1125	W. Acma	188.95	215.00	26.05	1.53
DC06-1125	W. Acma	245.00	263.26	18.26	4.91
DC06-1125	W. Acma		Total	50.00	3.10

DC06-1126	W. Acma	189.04	204.50	15.46	2.56
DC06-1126	W. Acma	222.00	229.30	7.30	4.21
DC06-1126	W. Acma	259.90	264.00	4.10	1.21
DC06-1126	W. Acma	303.00	309.00	6.00	2.32
DC06-1126	W. Acma	317.00	335.00	18.00	5.37
DC06-1126	W. Acma	345.00	365.00	20.00	3.27
DC06-1126	W. Acma	374.00	382.00	8.00	2.40
DC06-1126	W. Acma		Total	78.86	3.43
DC06-1127	Acma	190.00	196.00	6.00	2.14
DC06-1127	Acma	245.00	255.00	10.00	3.99
DC06-1127	Acma	271.00	275.00	4.00	5.45
DC06-1127	Acma	506.00	525.07	19.07	10.71
DC06-1127	Acma		Total	39.07	7.14
DC06-1134	Akivik	17.00	27.00	10.00	1.64
DC06-1134	Akivik	35.00	43.00	8.00	4.22
DC06-1134	Akivik	187.00	201.00	14.00	5.54
DC06-1134	Akivik		Total	32.00	3.99
DC06-1135	Akivik	20.00	24.00	4.00	2.52
DC06-1135	Akivik	34.00	52.00	18.00	1.34
DC06-1135	Akivik		Total	22.00	1.56
DC06-1136	Akivik	33.00	47.00	14.00	2.90
DC06-1136	Akivik	61.00	69.00	8.00	2.79
DC06-1136	Akivik		Total	22.00	2.86
DC06-1137	Aurora	24.00	28.00	4.00	3.70
DC06-1137	Aurora	95.00	119.00	24.00	1.68
DC06-1137	Aurora	132.70	141.00	8.30	1.75
DC06-1137	Aurora	357.00	367.00	10.00	2.18
DC06-1137	Aurora	384.00	406.50	22.50	3.82
DC06-1137	Aurora		Total	68.80	2.58
DC06-1138	Aurora	13.00	40.00	27.00	2.07
DC06-1138	Aurora	54.63	68.00	13.37	2.70
DC06-1138	Aurora	104.23	117.00	12.77	1.51
DC06-1138	Aurora	285.50	288.00	2.50	12.40
DC06-1138	Aurora	306.00	316.00	10.00	4.05
DC06-1138	Aurora	405.00	409.00	4.00	4.54
DC06-1138	Aurora	460.00	474.00	14.00	3.88
DC06-1138	Aurora	494.00	506.00	12.00	2.19
DC06-1138	Aurora	526.00	530.00	4.00	3.25
DC06-1138	Aurora		Total	99.64	2.96
DC06-1139	Aurora	201.00	209.00	8.00	0.89
DC06-1139	Aurora	239.94	261.85	21.91	1.98
DC06-1139	Aurora		Total	29.91	1.69
DC06-1140	Aurora	84.73	95.86	11.13	2.16
DC06-1140	Aurora	118.24	132.00	13.76	4.22
DC06-1140	Aurora	141.00	145.30	4.30	4.90
DC06-1140	Aurora	192.00	208.00	16.00	2.01
DC06-1140	Aurora	239.00	269.00	30.00	3.09
DC06-1140	Aurora		Total	75.19	3.04
DC06-1141	Aurora	77.95	90.00	12.05	2.24
DC06-1141	Aurora	96.00	108.00	12.00	2.33
DC06-1141	Aurora	136.61	140.00	3.39	2.19
DC06-1141	Aurora	146.00	162.00	16.00	2.90

DC06-1141	Aurora	169.00	175.00	6.00	2.53
DC06-1141	Aurora	214.99	235.00	20.01	3.97
DC06-1141	Aurora	245.00	252.85	7.85	3.72
DC06-1141	Aurora	321.00	335.00	14.00	4.03
DC06-1141	Aurora	380.00	384.00	4.00	1.81
DC06-1141	Aurora	405.00	408.00	3.00	2.18
DC06-1141	Aurora	420.00	429.00	9.00	5.66
DC06-1141	Aurora	450.00	453.00	3.00	6.50
DC06-1141	Aurora	471.00	474.00	3.00	3.08
DC06-1141	Aurora		Total	113.30	3.38
DC06-1142	Aurora	120.00	149.00	29.00	4.20
DC06-1142	Aurora	182.00	200.13	18.13	4.89
DC06-1142	Aurora	222.00	244.00	22.00	3.39
DC06-1142	Aurora	268.82	276.00	7.18	3.50
DC06-1142	Aurora		Total	76.31	4.06
DC06-1143	Acma	14.00	25.80	11.80	1.95
DC06-1143	Acma	35.55	44.20	8.65	4.17
DC06-1143	Acma	68.34	94.82	26.48	5.43
DC06-1143	Acma	275.79	282.59	6.80	3.88
DC06-1143	Acma		Total	53.73	4.27
DC06-1144	E. Acma	74.88	79.00	4.12	1.30
DC06-1144	E. Acma	147.00	197.00	50.00	3.03
DC06-1144	E. Acma	239.00	245.46	6.46	7.74
DC06-1144	E. Acma	251.00	255.00	4.00	1.34
DC06-1144	E. Acma	271.00	291.00	20.00	5.89
DC06-1144	E. Acma	331.00	346.00	15.00	3.23²
DC06-1144	E. Acma	358.00	403.91	45.91	3.48
DC06-1144	E. Acma	424.95	445.00	20.05	2.46
DC06-1144	E. Acma	453.00	469.00	16.00	4.96
DC06-1144	E. Acma	475.00	487.07 TD	12.07	3.10
DC06-1144	E. Acma		Total	193.61	3.64
DC06-1145	E. Acma	75.00	80.40	5.40	5.55
DC06-1145	E. Acma	99.83	134.00	34.17	3.43
DC06-1145	E. Acma	145.00	168.65	23.65	3.22
DC06-1145	E. Acma	183.99	194.00	10.01	3.36
DC06-1145	E. Acma	202.00	216.00	14.00	1.14
DC06-1145	E. Acma	222.00	226.00	4.00	2.23
DC06-1145	E. Acma	234.00	237.00	3.00	2.02
DC06-1145	E. Acma		Total	94.23	3.06
DC06-1146	E. Acma	38.21	71.00	32.79	1.86
DC06-1146	E. Acma	99.00	119.00	20.00	2.89
DC06-1146	E. Acma	139.00	156.00	17.00	3.57
DC06-1146	E. Acma	169.57	176.68	7.11	2.83
DC06-1146	E. Acma	212.00	228.00	16.00	5.06
DC06-1146	E. Acma		Total	92.90	3.02
DC06-1147	E. Acma	93.00	99.00	6.00	1.87
DC06-1147	E. Acma	153.00	173.00	20.00	2.72
DC06-1147	E. Acma	212.00	218.21	6.21	7.29
DC06-1147	E. Acma	222.03	226.49	4.46	1.07
DC06-1147	E. Acma	241.93	247.19	5.26	1.63
DC06-1147	E. Acma	253.97	276.97	23.00	3.11
DC06-1147	E. Acma	285.00	297.72	12.72	4.79

DC06-1147	E. Acma		Total	77.65	3.30
DC06-1148	Acma	0.00	286.81
DC06-1148	Acma		No Significant Results
DC06-1149	Acma	140.00	148.58	8.58	5.50
DC06-1149	Acma	156.50	166.57	10.07	2.24
DC06-1149	Acma	171.20	175.30	4.10	7.18
DC06-1149	Acma	193.00	211.00	18.00	2.81
DC06-1149	Acma	260.90	270.00	9.10	3.77
DC06-1149	Acma		Total	49.85	3.69
DC06-1192	Aurora	45.00	66.00	21.00	2.92
DC06-1192	Aurora	117.00	121.00	4.00	2.02
DC06-1192	Aurora	154.40	164.20	9.80	1.68
DC06-1192	Aurora	214.00	230.00	16.00	2.40
DC06-1192	Aurora	425.85	428.07	2.22	8.83
DC06-1192	Aurora	493.00	499.00	6.00	2.30
DC06-1192	Aurora	521.35	527.00	5.65	1.21
DC06-1192	Aurora	533.00	554.00	21.00	3.93
DC06-1192	Aurora		Total	85.67	2.88
DC06-1193	Aurora	0.00	24.99
DC06-1193	Aurora		No Significant Results
DC06-1194	Aurora	6.71	24.00	17.29	4.59
DC06-1194	Aurora	143.00	165.42	22.42	3.70
DC06-1194	Aurora	222.50	238.00	15.50	4.54
DC06-1194	Aurora	301.00	304.90	3.90	4.01
DC06-1194	Aurora	467.00	499.00	32.00	3.85
DC06-1194	Aurora	505.00	509.00	4.00	2.05
DC06-1194	Aurora	517.00	533.00	16.00	1.41
DC06-1194	Aurora		Total	111.11	3.62
DC06-1196	Aurora	282.59	292.00	9.41	7.56
DC06-1196	Aurora	300.00	307.24	7.24	2.99
DC06-1196	Aurora		Total	16.65	5.58
DC06-1197	Aurora	226.81	240.02	13.21	3.10
DC06-1197	Aurora	301.00	317.38	16.38	1.49
DC06-1197	Aurora	369.09	373.00	3.91	1.57
DC06-1197	Aurora	385.00	391.00	6.00	5.52
DC06-1197	Aurora		Total	39.50	2.65
DC06-1198	Acma	18.97	28.81	9.84	3.75
DC06-1198	Acma	114.00	135.24	21.24	3.68
DC06-1198	Acma	156.00	167.00	11.00	3.31
DC06-1198	Acma	175.00	187.00	12.00	2.46
DC06-1198	Acma	197.00	201.00	4.00	3.38
DC06-1198	Acma	211.16	220.00	8.84	1.96
DC06-1198	Acma	239.00	257.00	18.00	1.12
DC06-1198	Acma		Total	84.92	2.73
DC06-1199	Acma	79.04	89.00	9.96	2.85
DC06-1199	Acma	108.00	122.00	14.00	2.41
DC06-1199	Acma	135.41	147.00	11.59	5.89
DC06-1199	Acma	158.88	163.20	4.32	4.39
DC06-1199	Acma		Total	39.87	3.75
DC06-1222	Acma	85.00	88.70	3.70	7.71
DC06-1222	Acma	95.10	112.80	17.70	6.62³
DC06-1222	Acma	138.00	147.00	9.00	1.63

DC06-1222	Acma	201.00	231.00	30.00	3.51
DC06-1222	Acma	239.00	265.30	26.30	4.04
DC06-1222	Acma		Total	86.70	4.29
DC06-1223	E. Acma	0.00	48.77
DC06-1223	E. Acma		No Significant Results
DC06-1225	Akivik	32.11	47.97	15.86	4.22
DC06-1225	Akivik	54.53	74.00	19.47	4.14
DC06-1225	Akivik	97.78	105.00	7.22	2.04
DC06-1225	Akivik	121.00	133.00	12.00	1.66
DC06-1225	Akivik		Total	54.55	3.34
DC06-1227	Akivik	17.00	22.12	5.12	2.93
DC06-1227	Akivik	73.00	91.00	18.00	2.99
DC06-1227	Akivik		Total	23.12	2.97
DC06-1228	Akivik	24.00	46.00	22.00	2.37
DC06-1228	Akivik	75.18	79.00	3.82	7.91
DC06-1228	Akivik	130.00	134.00	4.00	12.50
DC06-1228	Akivik		Total	29.82	4.44
DC06-1229	Akivik	52.00	57.00	5.00	2.69
DC06-1229	Akivik	73.00	77.00	4.00	2.72
DC06-1229	Akivik		Total	9.00	2.70
DC06-1230	Akivik	28.32	47.00	18.68	2.47
DC06-1230	Akivik		Total	18.68	2.47
DC06-1231	Acma	105.23	139.01	33.78	2.36
DC06-1231	Acma		Total	33.78	2.36
DC06-1232	Acma	144.00	159.00	15.00	2.65
DC06-1232	Acma	194.00	200.00	6.00	2.80
DC06-1232	Acma	206.40	214.07	7.67	3.13
DC06-1232	Acma		Total	29.82	2.81
DC06-1233	Akivik	94.00	98.58	4.58	4.86
DC06-1233	Akivik	161.00	165.00	4.00	1.52
DC06-1233	Akivik	179.00	229.00	50.00	2.41
DC06-1233	Akivik	251.00	254.00	3.00	2.14
DC06-1233	Akivik	261.62	266.00	4.38	3.23
DC06-1233	Akivik		Total	65.96	2.57
DC06-1234	Akivik	122.00	141.00	19.00	1.57
DC06-1234	Akivik	177.00	181.00	4.00	5.98
DC06-1234	Akivik		Total	23.00	2.33
DC06-1235	400	89.26	95.00	5.74	2.05
DC06-1235	400	119.00	133.00	14.00	5.29
DC06-1235	400	139.80	158.00	18.20	9.96
DC06-1235	400		Total	37.94	7.04
DC06-1236	Akivik	183.00	190.00	7.00	3.02
DC06-1236	Akivik	223.00	235.00	12.00	11.21
DC06-1236	Akivik		Total	19.00	8.19
DC06-1237	400	74.96	79.57	4.61	23.45¹
DC06-1237	400	113.00	119.00	6.00	5.48
DC06-1237	400		Total	10.61	13.28
DC06-1238	400	10.52	40.00	29.48	3.15
DC06-1238	400	168.00	174.76	6.76	2.49
DC06-1238	400		Total	36.24	3.03
DC06-1239	Akivik	25.92	35.33	9.41	4.20
DC06-1239	Akivik	49.00	53.00	4.00	3.49

DC06-1239	Akivik	59.00	78.00	19.00	4.39
DC06-1239	Akivik	152.11	156.00	3.89	1.41
DC06-1239	Akivik	162.00	192.00	30.00	2.26
DC06-1239	Akivik	227.84	244.00	16.16	3.54
DC06-1239	Akivik		Total	82.46	3.24
DC06-1240	400	38.00	50.00	12.00	2.21
DC06-1240	400	71.00	80.00	9.00	2.53
DC06-1240	400		Total	21.00	2.35
DC06-1241	Acma	78.00	117.00	39.00	2.62
DC06-1241	Acma	152.00	170.00	18.00	2.53
DC06-1241	Acma	277.00	283.00	6.00	1.76
DC06-1241	Acma	290.93	303.00	12.07	1.58
DC06-1241	Acma	319.00	337.00	18.00	5.58
DC06-1241	Acma		Total	93.07	2.99
DC06-1242	Akivik	12.00	20.00	8.00	1.48
DC06-1242	Akivik	48.00	54.00	6.00	1.05
DC06-1242	Akivik	82.00	88.00	6.00	0.93
DC06-1242	Akivik	209.00	237.00	27.64	1.48
DC06-1242	Akivik	259.00	262.00	3.00	2.10
DC06-1242	Akivik	277.00	280.00	3.00	1.21
DC06-1242	Akivik	286.00	319.00	33.00	8.05
DC06-1242	Akivik		Total	86.64	3.93
DC06-1243	Akivik	55.00	71.00	16.00	1.27
DC06-1243	Akivik	91.00	165.00	74.00	4.85
DC06-1243	Akivik	179.00	195.00	16.00	1.58
DC06-1243	Akivik	243.00	255.00	12.00	2.50
DC06-1243	Akivik	265.00	269.00	4.00	4.73
DC06-1243	Akivik	312.00	314.54	2.54	3.37
DC06-1243	Akivik	404.00	415.00	11.00	6.73
DC06-1243	Akivik		Total	135.54	3.95
DC06-1244	E. Acma	41.00	49.00	8.00	1.61
DC06-1244	E. Acma	115.00	121.00	6.00	2.16
DC06-1244	E. Acma	127.00	130.39	3.39	1.60
DC06-1244	E. Acma	170.24	185.92	15.68	4.32
DC06-1244	E. Acma	192.00	212.00	20.00	1.86
DC06-1244	E. Acma	218.00	240.00	22.00	1.40
DC06-1244	E. Acma	246.00	278.00	32.00	2.39
DC06-1244	E. Acma	300.00	314.00	14.00	2.93
DC06-1244	E. Acma	320.00	326.00	6.00	2.65
DC06-1244	E. Acma	360.00	363.00	3.00	2.46
DC06-1244	E. Acma		Total	130.07	2.37
DC06-1245	E. Acma	5.33	23.00	17.67	1.62
DC06-1245	E. Acma	42.00	62.00	20.00	1.84
DC06-1245	E. Acma	94.00	106.00	12.00	5.53
DC06-1245	E. Acma	112.00	154.00	42.00	2.31
DC06-1245	E. Acma	166.00	178.00	12.00	1.21
DC06-1245	E. Acma	187.00	193.65	6.65	2.33
DC06-1245	E. Acma	210.00	245.50	35.50	8.35
DC06-1245	E. Acma	254.00	276.00	22.00	1.89
DC06-1245	E. Acma		Total	167.82	3.55
DC06-1246	Acma	8.00	28.00	20.00	3.00
DC06-1246	Acma	119.00	147.00	28.00	1.76

DC06-1246	Acma	184.00	201.00	17.00	3.52
DC06-1246	Acma	369.00	417.00	48.00	2.15
DC06-1246	Acma	425.00	429.00	4.00	1.87
DC06-1246	Acma		Total	117.00	2.39
DC06-1247	Acma	234.00	244.00	10.00	1.93
DC06-1247	Acma		Total	10.00	1.93
DC06-1250	Lewis	154.00	164.00	10.00	2.47
DC06-1250	Lewis	176.00	180.00	4.00	4.22
DC06-1250	Lewis	291.00	307.00	16.00	4.56
DC06-1250	Lewis	317.00	323.00	6.00	5.71
DC06-1250	Lewis	381.00	390.00	9.00	10.90
DC06-1250	Lewis	420.00	425.67	5.67	2.18
DC06-1250	Lewis		Total	50.67	5.12
DC06-1251	Lewis	79.00	97.00	18.00	1.11
DC06-1251	Lewis	405.00	419.00	14.00	2.70
DC06-1251	Lewis	427.00	437.00	10.00	1.40
DC06-1251	Lewis		Total	42.00	1.71
DC06-1252	Lewis	45.21	53.21	8.00	3.98
DC06-1252	Lewis	104.49	108.49	4.00	1.78
DC06-1252	Lewis	209.10	215.10	6.00	3.07
DC06-1252	Lewis	240.90	259.00	18.10	2.56
DC06-1252	Lewis	265.00	281.00	16.00	4.80
DC06-1252	Lewis	297.00	309.00	12.00	2.73
DC06-1252	Lewis		Total	64.10	3.39
DC06-1253	Lewis	9.00	14.33	5.33	3.00
DC06-1253	Lewis	26.00	32.50	6.50	1.84
DC06-1253	Lewis	39.69	42.50	2.81	3.39
DC06-1253	Lewis	74.50	85.70	11.20	1.17
DC06-1253	Lewis	90.00	120.00	30.00	1.60
DC06-1253	Lewis	293.00	305.00	12.00	1.26
DC06-1253	Lewis	311.00	340.50	29.50	3.29
DC06-1253	Lewis	349.00	363.00	14.00	1.21
DC06-1253	Lewis		Total	111.34	2.05
DC06-1254	Lewis	168.00	174.00	6.00	1.06
DC06-1254	Lewis		Total	6.00	1.06
DC06-1256	Lewis	24.00	30.00	6.00	3.46
DC06-1256	Lewis		Total	6.00	3.46
DC06-1257	Lewis	62.00	78.00	16.00	1.00
DC06-1257	Lewis	86.00	94.00	8.00	3.18
DC06-1257	Lewis	125.00	127.00	2.00	6.01
DC06-1257	Lewis	135.00	141.00	6.00	2.34
DC06-1257	Lewis	178.00	181.00	3.00	1.27
DC06-1257	Lewis	190.00	193.00	3.00	4.18
DC06-1257	Lewis	248.00	252.16	4.16	11.09
DC06-1257	Lewis	361.00	363.91	2.91	2.51
DC06-1257	Lewis	383.86	391.00	7.14	1.89
DC06-1257	Lewis		Total	52.21	2.89
DC06-1258	Lewis	25.00	28.00	3.00	1.77
DC06-1258	Lewis	69.00	73.00	4.00	1.84
DC06-1258	Lewis	87.00	95.73	8.73	2.67
DC06-1258	Lewis		Total	15.73	2.29
DC06-1259	Lewis	69.00	75.00	6.00	3.32

DC06-1259	Lewis	84.00	93.00	9.00	1.11
DC06-1259	Lewis	197.52	237.00	39.48	2.86
DC06-1259	Lewis	267.32	275.71	8.39	1.98
DC06-1259	Lewis	313.00	317.00	4.00	3.23
DC06-1259	Lewis	343.00	363.00	20.00	11.25¹
DC06-1259	Lewis		Total	86.87	4.58
DC06-1261	Lewis	18.10	20.00	1.90	8.09
DC06-1261	Lewis	80.00	105.00	25.00	1.53
DC06-1261	Lewis	121.00	136.00	15.00	1.71
DC06-1261	Lewis	192.00	194.00	2.00	5.39
DC06-1261	Lewis	204.00	221.93	17.91	3.13
DC06-1261	Lewis	242.00	251.00	9.00	3.27
DC06-1261	Lewis	268.00	279.00	11.00	1.18
DC06-1261	Lewis		Total	81.81	2.30
DC06-1263	Lewis	23.00	26.12	3.12	1.82
DC06-1263	Lewis	113.00	127.00	14.00	1.33
DC06-1263	Lewis	164.00	167.00	3.00	1.74
DC06-1263	Lewis	238.00	244.00	6.00	3.20
DC06-1263	Lewis	256.00	268.00	12.00	8.10
DC06-1263	Lewis	274.00	277.00	3.00	6.92
DC06-1263	Lewis	292.00	299.00	7.00	1.77
DC06-1263	Lewis	386.00	392.80	6.80	1.26
DC06-1263	Lewis	442.00	451.00	9.00	2.22
DC06-1263	Lewis	528.00	537.00	9.00	2.76
DC06-1263	Lewis		Total	72.92	3.19
DC06-1290	400	25.81	36.00	10.19	5.20
DC06-1290	400		Total	10.19	5.20
DGT06-1158	Acma	439.50	455.00	15.50	12.67
DGT06-1158	Acma	481.00	493.00	12.00	1.67
DGT06-1158	Acma		Total	27.50	7.87
*	True widths have not been determined from the above intercepts, but are believed to be representative of actual drill thicknesses.
[1]	Interval includes a sample assaying >30 g/t Au.
[2]	Interval includes two samples containing insufficient material for analysis. Those samples were assigned a value of "0" prior to compositing.
[3]	Interval includes two samples >10 g/t Au by FAA. Overlimit analyses are not available. Samples were assigned a value of 10 g/t Au prior to compositing.